Exhibit 99.1

Home Inns Group Announces Closing of Yunshang Siji Hotel Management Company Acquisition

Shanghai, May 6, 2014 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain operator in China, today announced that it has completed its previously announced acquisition of Yunshang Siji Hotel Management Company (“Yunshang Siji”). The acquisition closed on May 1, 2014, with Home Inns Group acquiring 100% ownership of Yunshang Siji from Kunming Department Store (Group) Co., Ltd., a publicly listed company in the domestic A-share market, for cash purchase price of RMB 230 million, subject to customary adjustments.

Yunshang Siji operates an economy hotel chain consisting of 27 leased-and-operated hotels and eight franchised-and-managed hotels (with approximately 3,500 rooms in total) principally located in Yunnan Province. The transaction is consistent with the Company’s investment and growth strategy to further penetrate key markets of China. Importantly, it significantly enhances the value and geographic diversity of the Home Inns Group portfolio with the addition of a high-quality group of hotels in the Southwest region of China.

Home Inns Group expects to build on the strong performance and market presence of these hotels by leveraging its management and operational expertise and proven ability to integrate and improve acquired businesses.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. The Company's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com